United States securities and exchange commission logo





                            December 3, 2021

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed November 16,
2021
                                                            File No. 333-261129

       Dear Mr. Tupuola:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 16, 2021

       Facing Page

   1. You have disclosed your primary SIC code as 36999906. However, the EDGAR system lists the SIC code for
your company as 3690. Please revise your facing sheet accordingly or advise. You may also
wish to consult the SIC Code List, which is available on our website at
http://www.sec.gov/info/edgar/siccodes.htm.
   2. We note your disclosure in footnote five (5) to the Registration Fee table. Because you are ineligible to
conduct a primary offering on Form S-3, you may not conduct an at the market primary
offering. Please revise to disclose the fixed price at which the
                                                        Representative's
warrants may be exercised here and in the prospectus cover page.
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany3,
December   NameLaser
             2021     Photonics Corporation
December
Page 2    3, 2021 Page 2
FirstName LastName
Cover Page

3. Please revise to disclose that your common stock will be offered at a fixed price for the duration of the offering.
4. We note the disclosure that "the information in this prospectus reflects a proposed reverse stock split of [y]our outstanding common stock at an assumed ratio of 1-for 6 shares to occur immediately following the effective time." Please tell us when you plan to file a proxy or information statement related to the reverse stock split. If no shareholder vote is required, please cite with specificity the governing law.
The obligations associated with being a public company require significant resources, page 30

5. Please ensure that you have updated the disclosure in this risk factor to the extent practicable. For example, we note the disclosure on page 30 that the company "will be subject to the reporting requirements" of the Exchange Act. Also, include a separate risk factor to highlight the conclusions related to the effectiveness of your disclosure controls and procedures. In this regard, we note the disclosure on page 30 about your disclosure controls and procedures. However, you have disclosed on page 22 of your Form 10-Q filed on August 16, 2021 that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective.
Management's Discussion and Analysis, page 38

6. Please revise your disclosures to discuss material changes in your results of operations for the nine months ended September 30, 2021 and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(c)(2)(i) of Regulation
S-K.
Liquidity and Capital Resources, page 46

7. Please ensure that your updated disclosure in this section and elsewhere in your filing is consistent with the disclosure in your financial statements. For example, we note the disclosure on page 46 about the amount of current assets and current liabilities as of
         September 30, 2021 is not consistent with the amounts disclosed on page F-19. Also, clarify the reference on page 65 to sales of "$890,5222,989,108." Our Market Opportunity, page 55

8. We note that in response to prior comments 2 and 3 of our October 25, 2021 letter you stated that the you revised the disclosure to remove the projections from the prospectus.
         However, the projections are now included on pages 57 and 58. Please advise or revise accordingly.
Our Product Platforms, page 62

9. Please tell us with specificity where you revised the disclosure in response to prior comments 4 and 5 of our October 25, 2021 letter.
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany3,
December   NameLaser
             2021     Photonics Corporation
December
Page 3    3, 2021 Page 3
FirstName LastName
Certain Relationships and Related Party Transactions, page 79

10. We note the reference to $120,000 in the first paragraph. Please revise given the threshold in Item 404(d)(1) of Regulation S-K. Also, provide disclosure that addresses the entire time period mentioned in Instruction 1 to Item 404. For example, we note the the disclosure on page 79 about the unpaid principal amount of the notes as of December 31,
         2020 and the disclosure on page F-30 about the unpaid principal amount of the notes as of
         September 30, 2021.
11.      Please tell us with specificity where you revised the disclosure to:
(1) clearly discuss the
         relationship between you and Dimitry Nikitin when you purchased assets from ICT in
         2019 and 2020; and (2) disclose the parties who determined the amount at which the assets were acquired.
Underwriting, page 91

12. You indicate that Alexander Capital, L.P. is acting as representative, but you do not identify Alexander Capital, L.P. as an underwriter. With your next amendment, please disclose the names of the underwriters.
Determination of Offering Price, page 93

13. We note your response to prior comment 8 of our October 25, 2021 letter. Regarding your disclosure about factors considered in determining the offering price, tell us, with a view to disclosure, whether you considered the issuance of shares of common stock on
         December 31, 2020 given the disclosure on pages 76 and 80 about shares of common stock valued at $0.18 per share received on December 31, 2020 and the disclosure in the last paragraph on page 79 about the issuance of 26,609,186 shares of common stock during 2020. Also, please expand the disclosure on page 79 to disclose when during 2020 you issued the shares.
14. Please clarify the reference to "other factors denied relevant" in the first paragraph of this section.
Indemnification of Directors and Officers, page 95

15. We note that Article XI of your Bylaws states that indemnification will be provided under the laws of the State of Wyoming; however, your disclosure states that your bylaws provide indemnification under the Delaware General Corporation Law. Also, your
         Articles of Incorporation and your disclosure are not consistent. Please make your disclosure here consistent with your Bylaws and Articles of Incorporation.
Exhibit Index, page 97

16. We note that the disclosure in your Form of Common Stock Certificate, filed as exhibit
         4.1 is not consistent with your disclosure. Please file a form of common stock certificate consistent with your disclosure.
 Wayne Tupuola
Laser Photonics Corporation
December 3, 2021
Page 4
Exhibit 23.1, page 97

17.    We note that the auditor   s consent is dated September 8, 2021, which
is more than 30 days
       old. Please include an updated consent in your next amendment.
Notes to Audited Financial Statements
Intangible Assets, page F-10

18. Although you indicated in your response letter dated September 29, 2021 that you would revise your financial statements in response to comment 29, it does not appear such revisions have been made to date. Please include the appropriate revisions in your next amendment.
Notes to the Condensed Financial Statements, page F-23

19. We note that many of the disclosures in your notes to the interim financial statements include information as of and for the period ended June 30, 2021 instead of September 30,
       2021. Please update your footnote disclosures accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameWayne Tupuola
                                                            Division of
Corporation Finance
Comapany NameLaser Photonics Corporation
                                                            Office of
Manufacturing
December 3, 2021 Page 4
cc:       Ernest Stern
FirstName LastName